Mail Stop 4561

      August 18, 2005

John Schoen
Chief Financial Officer
PCTEL, Inc.
8725 W. Higgins Road, Suite 400
Chicago, IL  60631
(773) 243-3000

	Re:	PCTEL, Inc.
		Form 10-K: For the Fiscal Year Ended December 31, 2004
		Filed March 31, 2005
		Form 10-Q: For the Fiscal Period Ended March 31, 2005
		Filed May 10, 2005
		Form 10-Q: For the Fiscal Period Ended June 30, 2005
		Filed August 9, 2005
      File No. 000-27115

Dear Mr. Schoen,

      We have limited our review of your filing to the issues addressed in our comments. We have asked you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










Form 10-K for the Fiscal Year Ended December 31, 2004

Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting
Policies

Revenue Recognition, page 45
1. We note that certain of your licenses for intellectual property contain fixed payments. Tell us how you determine the amount of fixed fee to allocate to periods prior to the license effective date and to future periods. Also tell us what impact, if any, the amount of fixed fee has on the amount of volume-based royalties going forward. Indicate how you considered SAB Topic 13(A)(3)(f) in determining whether any portion of the fixed fee is considered an up-front fee in which deferral of revenue may be appropriate

Item 9A. Controls and Procedures, page 70

2. We note that as a result of the material weakness disclosed in your 2004 Form 10-K and subsequent Form 10-Qs, audit adjustments were recorded to the fourth quarter 2004 and second quarter 2005 financial statements. Tell us what impact, if any, this material weakness had on any prior periods and provide us with your SAB 99 analysis, as applicable.

*	*	*	*	*

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:



* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

      You may contact Steve Williams at (202) 551-3478 or Melissa
Walsh at (202) 551-3224 if you have any questions regarding our comment on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.


							Sincerely,



							Stephen Krikorian
      						Accounting Branch Chief


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John Schoen
PCTEL, Inc
August 18, 2005
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